Exhibit 23.2

Consent of Independent Public Accounting Firm

Innovative Industrial Properties, Inc.

San Diego, California

We hereby consent to the use in the December 31, 2016 annual report on Form 10-K (the "Annual Report") of Innovative Industrial Properties, Inc. (the "Company") and the incorporation by reference in the Company's registration statement on Form S-8 (No. 333-214919) of our report dated March 8, 2017, relating to the consolidated financial statements and supplementary information of PharmaCann LLC and subsidiaries, which comprise the consolidated balance sheets as of December 31, 2016 and December 31, 2015 and the related consolidated statements of income, members’ equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements and which are contained in that Annual Report.

/s/ Martin, Hood, Friese & Associates, LLC

Martin, Hood, Friese & Associates, LLC

Champaign, Illinois

March 23, 2017